


Unbiased Candidate
Sourcing & Matching Engine
for Talent Acquisition





Bill Fanning (He/Him) · 3rd

Bringing unbiased diversity recruiting to a new level with AI

Greater Boston · **Contact info**

500+ connections

ThisWay Global

Salem State University

Experience



Chief Revenue Officer
ThisWay Global · Full-time
Apr 2020 – Present · 1 yr 9 mos

ThisWay Global's Unbias Candidate Matching Engine powers leading organizations increased diversity talent acquisition process for identifying top qualified candidates for every job.



HRTechAlliances.com Advisory Board
HR Tech Advisor · Full-time
Sep 2020 – Present · 1 yr 4 mos
United States

As a member of the Board of Advisors for HRTechAlliances.com, I advise the founders and fellow HR Tech industry thought leaders on ways to grow this new global community platform and to better help HR Tech industry vendor executives expand their businesses by improving their go-to-market strategies, and how they discover, create and manage their allia ...see more



Strategy Advisor
Jobiak
Jan 2019 – Present · 3 yrs
Greater Boston Area

In a consulting capacity, supported. This emerging technology recruiting service as their Chief Revenue Officer. Focused on all aspects of the go-to-market strategy for direct sales, partnerships, and channels as well as helping define sales operational processes and focus on Enterprise accounts. I also participated and spoke at a number of industry even ...see more



Director of Sales, Americas (Consultant)
iText Software · Contract
May 2019 – Apr 2020 · 1 yr

Partnered with iText to help create a traditional software sales environment for an open-source software company. Focusing on recreating the sales environment from the ground up, including roles, territories and supporting tools such as Drift.com and Salesforce.com. Implemented KPI tracking and Sandler Sales Methodology to create an outbound, r ...see more



Advisor
Portfolium, Inc.
Apr 2015 – Feb 2019 · 3 yrs 11 mos
Greater San Diego Area

Portfolium is an academic portfolio network and showcase connecting students and recent graduates with opportunity. By combining features typically reserved for social and professional networking platforms with the ability to create and aggregate multimedia content from across the web, Portfolium uniquely provides a deeper, all-encompassing viev ...see more

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Education

Education



Salem State University
Bachelor's Degree, Marketing, 3.29
1989 – 1993
Activities and Societies: ROTC Graduate

Bachelor of Business Administration with a concentration in Marketing

Matriculated with a 3.29 GPA

Volunteer experience



Member of Growth Team
Jobs for Humanity
Mar 2021 – Present · 10 mos
Civil Rights and Social Action

Jobs for Humanity paves the way to a future that's fair for all by connecting historically underrepresented talent to welcoming employers.

Why?
We fill a major gap in employment where billions of people are overlooked. We are, and tap into, a growing community of activists who strive for equity, diversity, and inclusion.

How?
We offer community-specific job boards to match overlooked talent with meaningful employment. We coach the best-matched candidates and hiring managers through the hiring process into long term happiness



Mentor
Veterati
Mar 2021 – Present · 10 mos
Veteran Support

Before the Internet, we had Tribes. Tribes were how we survived: strong social bonds, knowledge-sharing, taking care of each other. The Internet has made us more "connected" than ever, but actually, our connections with each other have weakened. We've gone from my neighbor having my kids over for lunch when I'm out on errands to browsing what my neighbor's making for dinner on Facebook feeds. We've gone from a village coming together to help a tribe member down-on-luck find a job through collective networks and advice, to one person, sitting at a computer, alone, sending out hundreds of job applications hoping one human being might respond. Our tribal bonds are weaker than ever.



Volunteer
Run for the Fallen Connecticut
Sep 2012 – Dec 2019 · 7 yrs 4 mos
Health

A charity event focused on running 1 km per service member from CT that made the ultimate sacrifice supporting our freedom. The goal is to raise money for the families of those American Heroes.

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